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                                                    [ CELANESE LOGO ]

PRESS RELEASE

                                                    Frankfurter Strasse 111
MAY 15, 2001                                        61476 Kronberg/Ts.
                                                    Telefax: +49 (0)69/305-84160

                     Your Contacts:
                     Ralf Christner                 Dr. Hans-Bernd Heier
                     Phone: +49 (0)69/305-84040     Phone: +49 (0)69/305-7112
                     R.Christner@Celanese.com       H.Heier@Celanese.com

                     Phillip Elliott                Andrea Stine (USA)
                     Phone: +49 (0)69/305-33480     Phone: +1 908 522 7784
                     P.Elliott@Celanese.com         Fax: +1 908 522 7583
                                                    A.Stine@Celanese.com



CELANESE AG TAKES ACTION TO INCREASE EFFICIENCY

KRONBERG, Germany, May 15, 2001 - Celanese AG today announced that it will take steps to streamline operations, reduce distribution costs and align capacity with market demand at some of its Chemical Intermediates, Acetyl Products, and Acetate Products facilities. These measures are expected to result in significant savings.

     "This reorganization of our operations, combined with the investments we have been making to strengthen our leading market positions, will further increase the efficiency of our chemical and acetate businesses. They also will enhance our ability to meet the current and future needs of our customers," explained Claudio Sonder, chief executive officer of Celanese AG.

     In total, these measures will result in E 45 million of estimated special charges in the second quarter. This charge will be mostly offset by an unrelated, favorable settlement of indemnification obligations relating to environmental matters.

     Approximately 500 positions will be reduced from the company's total workforce of 13,100. "We will ensure that all employees affected by this reorganization are treated fairly during the transition," Sonder stated.

     The Chemical Intermediates and Acetyl reorganization will involve


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streamlining administrative, technical, maintenance and production operations at the Clear Lake and Bay City, Texas plants. It will also include the closing of a distribution terminal in Rock Hill, S.C., and the idling of downstream acetyl products capacity in Edmonton, Canada. These measures will largely be completed by the end of the year.

     The Acetate Products reorganization continues a strategy the business initiated in December 1999 to improve cost efficiency and quality at its production facilities. Part of this plan, involving the reorganization of the Rock Hill, S.C. plant, was placed on hold in October 2000 while an evaluation was conducted. As a result of this study, the remaining filament production at Rock Hill will be phased out by the first quarter of 2002 and consolidated at the Narrows, Va., plant where the company will invest in state-of-the art technology for filament production. The Rock Hill plant will continue to manufacture acetate flake.


    Celanese AG is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of five main businesses: Acetyl Products, Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products. The Performance Products business consists of oriented polypropylene films (OPP), sweeteners and food ingredients.

    Celanese generated sales of around E 5.2 billion in 2000 and has about 13,100 employees. The company has 30 production plants and six research centers in 11 countries mainly in North America, Europe and Asia. Celanese AG shares are listed on the Frankfurt stock exchange (stock exchange symbol CZZ) and on the New York Stock Exchange (symbol CZ).

    For further information please visit our website (www.celanese.com)

    Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, copies of which are available from the



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Company.